OMB Number	3038-0072
NFA ID	0209452 BARCLAYS BANK PLC
Submitted By	RUFFINL LANCE RUFFIN

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Form 8-W   0.1 hours.



OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.



OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Business Information

Business Address	1 CHURCHILL PLACE CANARY WHARF LONDON E14 5HP UNITED KINGDOM
Phone Number	44 (0) 20 7116 1000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	WWW.BARCLAYS.COM
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	OTHER
Location	UNITED KINGDOM
Other Names	BARCLAYS DE ZOETE WEDD FUTURES LIMITED ALIAS

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Location of Business Records

Business Records Address

1 CHURCHILL PLACE
LONDON E14 5HP
UNITED KINGDOM

U.S. Address for Production of Business Records

BARCLAYS CAPITAL INC.
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Holding Company Information

None.



National Futures Association

OMB Number	3038-0072
NFA ID	0209452 BARCLAYS BANK PLC
Submitted By	RUFFINL LANCE RUFFIN

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

AUSTRALIAN SECURITIES EXCHANGE
AUSTRIAN FINANCIAL MARKETS SUPERVISORY AUTHORITY (FMA)
FEDERAL MINISTRY FOR ECONOMY, FAMILIES AND YOUTH (BMWFJ)
EURONEXT (BRUSSELS)
COMMISSION BANCAIRE FINANCIERE ET DES ASSURANCES (CBFA)
BULGARIAN NATIONAL BANK
CAYMAN ISLANDS MONETARY AUTHORITY
CENTRAL BANK OF CYPRUS
CYPRIOT MINISTRY OF FINANCE
CYPRUS SECURITIES AND EXCHANGES COMMISSION
CZECH NATIONAL BANK
DANISH FINANCIAL SERVICES AUTHORITY
ESTONIAN FINANCIAL SUPERVISION AUTHORITY
FINNISH FINANCIAL SUPERVISORY AUTHORITY
BANQUE DE FRANCE
AUTORITÉ DE CONTRÔLE PRUDENTIEL
AUTORITÉ DES MARCHÉS FINANCIERS (A.M.F.)
UNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
BUNDESBANK
ADDITIONAL NON-US REGULATORS WILL BE PROVIDED VIA MAIL.

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

OMB Number	3038-0072	
NFA ID	0209452	BARCLAYS BANK PLC
Submitted By	RUFFINL	LANCE RUFFIN

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **YES**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **YES**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?   **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Contact Information

Registration Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

Membership Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

Accounting Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Arbitration Contact

JENNIFER PARKINSON
745 SEVENTH AVE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-2566
E-mail: JENNIFER.PARKINSON@BARCLAYS.COM

Compliance Contact

EDVARD OLSEN
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-2423
E-mail: EDVARD.OLSEN@BARCLAYS.COM

Enforcement/Compliance Communication Contact

JUDITH ROMAINE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-4182
E-mail: JUDITH.ROMAINE@BARCLAYS.COM

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Enforcement/Compliance Communication Contact

MATTHEW EISENBERG
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-6967
E-mail: MATTHEW.EISENBERG@BARCLAYS.COM

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Confidential Matter Information

Criminal Disclosures

Matter Name   2012 BBPLC - INDIA BRANCH

Matter Details THE LABOUR INSPECTOR IN NEW DELHI FILED THREE CASES
                    IN FEBRUARY 2012 IN THE COURT OF METROPOLITAN
                    MAGISTRATE, DELHI AGAINST BARCLAYS BANK PLC FOR
                    ALLEGED CONTRAVENTION BY THE BANK OF   THE (INDIAN)
                    CONTRACT LABOUR (REGULATION & ABOLITION) ACT (CLRA),
                    INVOKING SECTIONS 23 AND 24 OF CLRA, WHICH PROVIDE
                    FOR PUNISHMENT FOR CONTRAVENTION OF PROVISIONS OF
                    CLRA OR OF ANY RULES PROHIBITING, RESTRICTING OR
                    REGULATING THE EMPLOYMENT OF CONTRACT LABOUR, OR
                    CONTRAVENING ANY CONDITION OF A LICENCE GRANTED
                    UNDER CLRA FOR THE USE OF CONTRACT LABOUR THROUGH
                    CONTRACTORS.
                    THE SECTIONS PROVIDE FOR IMPRISONMENT FOR A TERM
                    WHICH MAY EXTEND TO THREE MONTHS, OR WITH FINE
                    WHICH MAY EXTEND TO ONE THOUSAND RUPEES, OR WITH
                    BOTH.
                    THE CASES ARE BRIEFLY DESCRIBED AS UNDER:
                    1)   CASE FILED AGAINST THE BANK AND TWO EMPLOYEES
                    FOR ALLEGED NON-COMPLIANCE WITH THE REQUIREMENT
                    TO (A) DISPLAY STATUTORY NOTICES AT THE DELHI BRANCH
                    PREMISES; (B) MAINTAIN REGISTERS IN THE DELHI BRANCH
                    PREMISES; (C) FILING OF ANNUAL RETURNS WITH THE
                    AUTHORITY UNDER CLRA;   (D) PRESENCE OF BANK
                    REPRESENTATIVE AT THE TIME OF PAYMENT OF WAGES BY
                    THE CONTRACTOR TO ITS EMPLOYEES.

                    2)   CASE FILED AGAINST THE BANK'S VENDOR KNIGHT
                    FRANK FOR THE LATTER ALLEGEDLY   NOT HAVING
                    APPROPRIATE LICENCE FROM THE LABOUR AUTHORITIES TO
                    PROVIDE CONTRACT LABOUR. THE BANK IS CO-ACCUSED AS
                    IT HAS RESPONSIBILITY FOR THE VENDOR'S COMPLIANCE
                    WITH THE REQUIREMENTS.

                    3)   CASE FILED AGAINST THE BANK'S VENDOR G4S
                    SECURITIES FOR THE LATTER ALLEGEDLY NOT HAVING

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

APPROPRIATE LICENCE FROM THE LABOUR AUTHORITIES TO PROVIDE CONTRACT LABOUR. THE BANK IS CO-ACCUSED AS IT HAS RESPONSIBILITY FOR THE VENDOR'S COMPLIANCE WITH THE REQUIREMENTS.

RETAIL – DEBTS COLLECTIONS TELE-CALLING.

A CRIMINAL COMPLAINT WAS FILED BY MR. SHATRUJIT KAPOOR (COMPLAINANT) BEFORE THE COURT OF METROPOLITAN MAGISTRATE, PANCHKULA IN 2010 ALLEGING AN OFFENCE BY BARCLAYS BANK PLC AND ITS OFFICERS IN INDIA UNDER SECTION 66A OF THE INFORMATION TECHNOLOGY ACT, 2000. THE COMPLAINANT ALLEGED THAT DESPITE NOT BEING A CUSTOMER OF THE BANK, HE RECEIVED DEBT COLLECTIONS RELATED CALLS BY/ON BEHALF OF THE BANK FOR OVER 18 MONTHS AND THAT THE CALLS DID NOT STOP DESPITE THE CALLERS HAVING BEEN TOLD THAT HE WAS NOT A BORROWER. SECTION 66A DEALS WITH THE OFFENCE OF SENDING ANNOYING MESSAGES BY ELECTRONIC MEANS, AND THE PRESCRIBED PUNISHMENT IS IMPRISONMENT FOR A PERIOD OF UPTO THREE YEARS, IF THE OFFENCE IS ESTABLISHED.

IN MARCH 2010, THE COURT DIRECTED INVESTIGATION AS PER SECTION 156(3) OF THE CRIMINAL PROCEDURE CODE WHEREUPON THE POLICE REGISTERED A CASE. IN THE COURSE OF INVESTIGATION, EMPLOYEES OF THE BANK AND ITS AGENCIES (WHICH CONDUCTED CALLING ON BEHALF OF THE BANK) WERE SUMMONED AND QUESTIONED BY THE POLICE IN JUNE 2011.

THE COMPLAINT IS ONLY AT THE STAGE OF INVESTIGATION AND THE COURT HAS NOT TAKEN COGNIZANCE OF THE COMPLAINT AS YET .

THE BANK SUBMITTED THAT THE COMPLAINANT'S NUMBER PREVIOUSLY BELONGED TO A DELINQUENT BORROWER AND THE CALLS MADE TO THAT NUMBER, WERE RECEIVED BY THE COMPLAINANT THOUGH THE BANK HAD NO KNOWLEDGE THAT THE NUMBER HAD SINCE BEEN TRANSFERRED TO THE COMPLAINANT. THE COMPLAINANT'S OBJECTIONS WERE NOT INADVERTENTLY INVESTIGATED AND HENCE THE CALLS

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

CONTINUED.

THE BANK ACKNOWLEDGED OPERATIONAL LAPSE AND DENIED THAT THERE WAS ANY CRIMINAL OFFENCE OR ANY INTENTIONAL HARASSMENT.

THE BANK HAS AGREED WITH THE COMPLAINANT TO AMICABLY SETTLE THE MATTER OUT OF COURT. TERMS ARE EXPECTED TO BE SHORTLY EXECUTED.

Regulatory Disclosures

Matter Name   2006 KOREAN FINANCIAL SUPERVISORY SERVICES AUDIT OF BARCLAYS BANK PLC, SEOUL BRANCH

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Matter Details   WHEN AND WHERE:
JUNE 26, 2006 UNTIL NOVEMBER 2, 2007 IN REPUBLIC OF
KOREA

PARTIES INVOLVED:
BBPLC SEOUL BRANCH AND KOREAN CORPORATE CLIENTS

CASE/REFERENCE NUMBER:
EUNCHONGOEKI -00183

FACTUAL CIRCUMSTANCES:
BARCLAYS BANK PLC, SEOUL BRANCH HAD ENTERED INTO
STRUCTURED CURRENCY OPTIONS WITH KOREAN
CORPORATE CLIENTS.

ALLEGATIONS/CHARGES:
BARCLAYS BANK PLC, SEOUL BRANCH, WITHOUT HAVING
PROPER RISK CONTROL, ENTERED INTO STRUCTURED
CURRENCY OPTIONS WHICH WERE UNSUITABLE FOR THE
KOREAN CORPORATE
CLIENTS. BARCLAYS ALSO DID NOT MAKE SUFFICIENT RISK
DISCLOSURE TO THE CLIENTS.

OUTCOME:
BARCLAYS BANK PLC, SEOUL BRANCH RECEIVED AN
INSTITUTIONAL WARNING FROM THE KOREAN FINANCIAL
SUPERVISORY SERVICES.

Matter Name   2011 AUSTRALIAN SECURITIES AND INVESTMENTS
COMMISSION ("ASIC") – INFRINGEMENT NOTICE

Matter Details   IN FEBRUARY 2011 BARCLAYS SELF REPORTED TO ASIC AN
INCORRECT MOVEMENT OF AUD13.8 MILLION FROM A CLIENT
FUNDS ACCOUNT (INSTEAD OF ITS HOUSE ACCOUNT) THAT
TOOK PLACE IN JANUARY 2011 (THE "FEBRUARY SELF
REPORT"). FURTHER LOOK BACK REVEALED AN ADDITIONAL
CLIENT FUND UNDER-SEGREGATION INCIDENT WHICH WAS
SELF REPORTED TO ASIC IN APRIL 2011 (THE "APRIL SELF
REPORT").

ASIC REFERRED THE FEBRUARY SELF REPORT TO ITS
ENFORCEMENT DIVISION AND CEDED THE JURISDICTION OF

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

THE APRIL SELF REPORT TO THE AUSTRALIAN SECURITIES
EXCHANGE ("ASX").

IN RELATION TO THE FEBRUARY SELF REPORT, THE ASIC
MARKETS DISCIPLINARY PANEL ("MDP") MET ON 24 MAY 2012
AND RATIFIED A PROPOSED SETTLEMENT BETWEEN
BARCLAYS AND ASIC. THE MDP ISSUED AN INFRINGEMENT
NOTICE ON 12 SEPTEMBER WITH A PENALTY OF AUD80,000.
BY COMPLYING WITH THE INFRINGEMENT NOTICE, BARCLAYS
IS NOT TAKEN TO HAVE ADMITTED GUILT OR LIABILITY IN
RELATION TO THE ALLEGED CONTRAVENTION OR TO HAVE
CONTRAVENED THE RELEVANT SUBSECTION OF THE
CORPORATIONS ACT (WHICH COVERS THE ASX MARKET
INTEGRITY RULES) AND NO FURTHER ACTION MAY BE TAKEN
AGAINST BARCLAYS IN RELATION TO THIS PARTICULAR
INCIDENT. A COPY OF THE INFRINGEMENT NOTICE IS
ATTACHED.

IN RELATION TO THE APRIL SELF REPORT, THE ASX
DISCIPLINARY TRIBUNAL CONFIRMED ON 1 JUNE, THAT THEY
HAD RATIFIED A PROPOSED SETTLEMENT BETWEEN
BARCLAYS AND ASX WITH A SANCTION OF AUD 33,000 FOR
CONTRAVENTION OF THE ASX OPERATING RULES
(PERMISSIBLE WITHDRAWALS FROM CLIENTS' SEGREGATED
ACCOUNTS). THE ASX PUBLISHED THE DISCIPLINARY
CIRCULAR ON 9 JULY 2012. A COPY OF THE CIRCULAR IS
ATTACHED.

Matter Name   2011 REPRIMAND BY THE MONETARY AUTHORITY OF
SINGAPORE

Matter Details   THE MONETARY AUTHORITY OF SINGAPORE ("MAS")
REPRIMANDED BARCLAYS BANK PLC, SINGAPORE BRANCH
("BARCLAYS SINGAPORE") ON 11 NOVEMBER 2011 FOR
CONTRAVENING REPRESENTATIVE REGISTRATION
REQUIREMENTS PURSUANT TO THE FINANCIAL ADVISERS
ACT ("FAA").

THE ISSUE AROSE FOLLOWING THE LAUNCH BY MAS OF THE
REPRESENTATIVE NOTIFICATION FRAMEWORK ("RNF") ON 26
NOVEMBER 2010. THE RNF REQUIRES THE LODGMENT IN A
PUBLIC REGISTER OF INFORMATION RELATING TO

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

REPRESENTATIVES WHO CONDUCT ACTIVITIES THAT ARE REGULATED BY THE SECURITIES AND FUTURES ACT ("SFA") AND THE FAA.

AS PART OF THE RNF IMPLEMENTATION PROCESS, INFORMATION ON THE REPRESENTATIVES OF BARCLAYS SINGAPORE WAS SUBMITTED TO MAS AHEAD OF THE RNF LAUNCH USING A MAS-DESIGNED SPREADSHEET TEMPLATE. THE SUBMISSION INCLUDED REPRESENTATIVES FROM BOTH THE INVESTMENT BANKING AND THE WEALTH AND INVESTMENT MANAGEMENT DIVISIONS OF BARCLAYS SINGAPORE. DURING THE CONSOLIDATION OF BOTH GROUPS OF REPRESENTATIVES ONTO THE SUBMISSION TEMPLATE, AN ADMINISTRATIVE ERROR RESULTED IN A NUMBER OF INVESTMENT BANK REPRESENTATIVES BEING REGISTERED FOR THE WRONG REGULATED ACTIVITIES. BARCLAYS SINGAPORE COMPLIANCE PERFORMED A RECONCILIATION SHORTLY AFTER THE TRANSITION AND DISCOVERED THE ERROR BUT PRIOR TO US TAKING ACTION TO RECTIFY THE ERROR, THREE RESEARCH REPRESENTATIVES WERE FOUND TO HAVE BREACHED THE REGISTRATION REQUIREMENTS SINCE THEY CONTINUED TO ISSUE RESEARCH IN THE ABSENCE OF THE CORRECT RNF REGISTRATIONS AFTER 26 NOVEMBER 2010. THE REPRIMAND LETTER ISSUED BY THE MAS IS ATTACHED.

Matter Name	2011 FSA ENFORCEMENT & FINANCIAL CRIME DIVISION
Matter Details	1.1 THE FSA GAVE BARCLAYS A DECISION NOTICE ON 14 JANUARY 2011 WHICH NOTIFIED THE FIRM THAT IT HAD DECIDED TO IMPOSE A FINANCIAL PENALTY OF £7.7 MILLION ON BARCLAYS PURSUANT TO SECTION 206 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE ACT).

1.2 THIS PENALTY RELATES TO BARCLAYS' SALES OF AVIVA'S GLOBAL BALANCED INCOME FUND (THE BALANCED FUND) AND GLOBAL CAUTIOUS INCOME FUND (THE CAUTIOUS FUND) (TOGETHER, THE FUNDS) BETWEEN JULY 2006 AND NOVEMBER 2008 (THE RELEVANT PERIOD). THE PENALTY IS IN RESPECT OF BREACHES OF PRINCIPLE 9 (CUSTOMERS: RELATIONSHIPS OF TRUST) OF THE FSA'S PRINCIPLES FOR BUSINESSES (THE PRINCIPLES) AND ASSOCIATED RULES.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

1.3 BARCLAYS HAS CONFIRMED THAT IT WILL NOT BE REFERRING THE MATTER TO THE UPPER TRIBUNAL (TAX AND CHANCERY CHAMBER).

1.4 ACCORDINGLY, FOR THE REASONS SET OUT BELOW AND HAVING AGREED WITH BARCLAYS THE FACTS AND MATTERS RELIED ON, THE FSA IMPOSES A FINANCIAL PENALTY ON BARCLAYS IN THE AMOUNT OF £7.7 MILLION.

1.5 BARCLAYS HAS AGREED TO SETTLE THIS MATTER AT AN EARLY STAGE OF THE PROCEEDINGS. IT THEREFORE QUALIFIES FOR A 30% (STAGE 1) REDUCTION IN PENALTY PURSUANT TO THE FSA'S EXECUTIVE SETTLEMENT PROCEDURES. WERE IT NOT FOR THIS DISCOUNT, THE FSA WOULD HAVE IMPOSED A FINANCIAL PENALTY OF £11 MILLION ON BARCLAYS.

Matter Name   2011 TRIBUNALE DI PESCARA (ITALY)

Matter Details   CRIMINAL AND CIVIL LITIGATION IN PESCARA RELATING TO AN ALLEGED FRAUD INVOLVING A TRANSACTION ENTERED INTO BY BARCLAYS IN DECEMBER 2004 AND COMPLETED IN MARCH 2005. BARCLAYS PURCHASED RECEIVABLES (SOME OF WHICH ARE ALLEGED NOT TO HAVE EXISTED) FROM THE VILLA PINI GROUP, A PRIVATE HEALTHCARE GROUP PROVIDING HEALTHCARE SERVICES TO THE REGION OF ABRUZZO. 35 PEOPLE INCLUDING A FORMER BARCLAYS EMPLOYEE, MARCO PENNA, PUBLIC AUTHORITY STAFF AND LOCAL GOVERNMENT FIGURES HAVE BEEN CHARGED.

PENNA HAS BEEN INDICTED WITH AGGRAVATED FRAUD AND THE OFFENCE OF MAKING "FALSE STATEMENTS IN A PUBLIC DOCUMENT" (SEE ATTACHED TRANSLATED EXTRACTS FROM THE INDICTMENT). BARCLAYS FACES A CLAIM FOR VICARIOUS LIABILITY UNDER ITALIAN LAW (LAW 231).

THE TRIAL IS ONGOING AND WILL CONTINUE INTO 2013. A LIMITED NUMBER OF EMPLOYEES AND FORMER EMPLOYEES OF BARCLAYS WILL BE CALLED TO TESTIFY. THE REGION OF ABRUZZI HAS FILED A CIVIL CLAIM WITHIN THE CONTEXT OF THE CRIMINAL PROCEEDINGS AGAINST BARCLAYS FOR

OMB Number	3038-0072
NFA ID	0209452 BARCLAYS BANK PLC
Submitted By	RUFFINL LANCE RUFFIN

DAMAGES OF €21M (IT HAS FILED CLAIMS FOR DAMAGES AGAINST OTHER DEFENDANTS, INCLUDING DEUTSCHE BANK). CLAIMS WERE ALSO FILED BY THE ASLS (THE FOUR LOCAL HEALTH AGENCIES).

Matter Name   2007 SEC CASE NO. 07-CV-4427

Matter Details   ON JUNE 4, 2007, BBPLC ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN RELATION TO THE SEC'S INVESTIGATION OF ALLEGED VIOLATIONS OF THE FEDERAL SECURITIES LAWS BY BBPLC AND STEVEN J. LANDZBERG, A BBPLC EMPLOYEE. IN THE COMPLAINT FILED BY THE SEC (THE "COMPLAINT"), THE SEC ALLEGED THAT BBPLC AND LANDZBERG VIOLATED THE FEDERAL SECURITIES LAWS IN 2002 AND 2003 IN NEW YORK BY ILLEGALLY TRADING SECURITIES ON THE BASIS OF MATERIAL NONPUBLIC INFORMATION OBTAINED THROUGH MEMBERSHIP ON BANKRUPTCY CREDITORS COMMITTEES. AS PART OF THE SETTLEMENT, BBPLC CONSENTED TO, AMONG OTHER THINGS, ENTRY OF A FINAL JUDGMENT (WITHOUT ADMITTING OR DENYING THE ALLEGATIONS OF THE COMPLAINT) AND AGREED TO PAY A DISGORGEMENT OF $3,971,736 AND PREJUDGMENT INTEREST IN THE AMOUNT OF $971,825.

AS A RESULT OF THAT SETTLEMENT, BBPLC WAS ENJOINED FROM VIOLATING, DIRECTLY OR INDIRECTLY, SECTION 10(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 10B-5 PROMULGATED THEREUNDER AND SECTION 17(A) OF THE SECURITIES ACT OF 1933.

THE CASE NAME IS UNITED STATES SECURITIES AND EXCHANGE COMMISSION V. BARCLAYS BANK PLC AND STEVEN J. LANDZBERG, 07-CV-4427, AND WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

Financial Disclosures

Matter Name   ADVERSARY ACTIONS

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Matter Details   BBPLC HAS BEEN THE SUBJECT OF ADVERSARY ACTIONS BROUGHT BY, OR ON BEHALF OF, BANKRUPTCY TRUSTEES (INCLUDING TRUSTEES APPOINTED UNDER THE SECURITIES INVESTOR PROTECTION ACT) IN CONNECTION WITH BANKRUPTCY PROCEEDINGS FILED IN THE UNITED STATES RELATING TO COMPANIES INCLUDING, WITHIN THE LAST FIVE YEARS, LEHMAN BROTHERS INC.; TRIBUNE COMPANY; LANCELOT INVESTORS FUND, L.P.; AND AMERICAN HOME MORTGAGE HOLDINGS, INC.

Regulatory Disclosures

Matter Name   UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00

Matter Details   BASED ON A REVIEW OF AVAILABLE RECORDS AND DUE INQUIRY, BBPLC IDENTIFIES THE FOLLOWING MATTER OUT OF AN ABUNDANCE OF CAUTION.

ON 31 OCTOBER 2012, THE UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION (THE "FERC") ISSUED BARCLAYS WITH A PUBLIC ORDER TO SHOW CAUSE AND NOTICE OF PROPOSED PENALTIES ("ORDER AND NOTICE") AGAINST BBPLC, ALLEGING THAT BBPLC (AND FOUR FORMER BARCLAYS EMPLOYEES) VIOLATED THE FEFC'S ANTI-MANIPULATION RULE BY MANIPULATING THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA FROM NOVEMBER 2006 TO DECEMBER 2008. THE FERC IS PROPOSED THAT BBPLC PAY A $453 MILLION CIVIL PENALTY AND DISGORGE AN ADDITIONAL $34.9 MILLION OF PROFITS PLUS INTEREST. BBPLC'S ANSWER TO THE ORDER AND NOTICE IS DUE DECEMBER 14, 2012.

THE FERC'S ORDER AND NOTICE IS DOCKET NO. IN08-8-00.

Matter Name   2012 FSA AND SFO

Matter Details   THE FSA HAS COMMENCED AN INVESTIGATION INVOLVING THE BANK AND FOUR CURRENT AND FORMER SENIOR EMPLOYEES. THE FSA IS INVESTIGATING THE SUFFICIENCY OF DISCLOSURE IN RELATION TO FEES PAYABLE UNDER

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

CERTAIN COMMERCIAL AGREEMENTS AND WHETHER THESE
MAY HAVE RELATED TO CAPITAL RAISINGS BY BARCLAYS PLC
AND THE BANK IN JUNE AND NOVEMBER 2008.
ON 29 AUGUST 2012, BARCLAYS PLC CONFIRMED THAT THE
SFO HAS COMMENCED AN INVESTIGATION INTO PAYMENTS
UNDER CERTAIN COMMERCIAL AGREEMENTS BETWEEN THE
BANK AND QATAR HOLDING LLC.